Exhibit 99.1

Theratechnologies Inc.

Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars)

Theratechnologies Inc.

Interim Consolidated Statements of Financial Position

(Unaudited)

(in thousands of Canadian dollars)

	Note		As at February 28, 2013	As at November 30, 2012
			$	$
Assets

Current assets
Cash			79	1,512
Bonds			114	149
Trade and other receivables	5		846	1,168
Tax credits and grants receivable			449	421
Inventories	6		13,340	12,789
Prepaid expenses			749	970
Derivative financial assets	8	(a)	174	79

			15,751	17,088

Non-current assets
Bonds			17,263	18,842
Property and equipment			360	402

			17,623	19,244

Total assets			33,374	36,332

Liabilities

Current liabilities
Accounts payable and accrued liabilities	7		2,474	3,339
Provisions	11		2,126	1,211
Derivative financial liabilities			2	—
Current portion of deferred revenue			1,862	1,854

			6,464	6,404

Non-current liabilities
Provisions	11		—	4,415
Other liabilities			197	216
Deferred revenue			2,163	2,627

			2,360	7,258

Total liabilities			8,824	13,662

Equity
Share capital			280,872	280,872
Contributed surplus			8,171	8,158
Deficit			(264,926)	(266,786)
Accumulated other comprehensive income			433	426

			24,550	22,670

Total liabilities and equity			33,374	36,332

Contingent liability	10
Commitment	12
Subsequent event	13

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

		For the three-month periods ended
	Note	February 28, 2013	February 29, 2012
		$	$
Revenue
Sale of goods		451	1,279
Research services – Up-front payments and initial technology access fees		464	1,070
Royalties and licence fees		884	841

		1,799	3,190

Operating expenses
Cost of sales	4	668	1,337
Research and development expenses, net of tax credits of $28 (2012 – $83)		1,455	1,313
Selling and market development expenses		62	261
General and administrative expenses		967	2,043
Restructuring costs	11	(3,093)	6,058

		59	11,012

Profit (loss) from operating activities		1,740	(7,822)

Finance income		160	277
Finance costs		(40)	67

		120	344

Profit (loss) before income taxes		1,860	(7,478)

Income tax expense	9	—	6

Net profit (loss) for the period		1,860	(7,484)

Other comprehensive income (loss), net of tax
Net change in fair value of available-for-sale financial assets, net of tax		28	7
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax		(21)	(46)

		7	(39)

Total comprehensive income (loss) for the period		1,867	(7,523)

Basic and diluted earnings (loss) per share	8(c)	0.03	(0.12)

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

(in thousands of Canadian dollars)

				For the three-month period ended February 29, 2012
	Note	Share capital		Contributed surplus	Deficit	Unrealized gains (losses) on available- for-sale financial assets*	Total
		Number of shares	Amount
			$	$	$	$	$
Balance as at November 30, 2011		60,865,266	280,488	8,242	(252,846)	459	36,343

Total comprehensive loss for the period
Net loss for the period					(7,484)	—	(7,484)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax					—	7	7
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax					—	(46)	(46)

Total comprehensive loss for the period					(7,484)	(39)	(7,523)

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	8(b)	—	—	71	—	—	71
Exercise of stock options
Monetary consideration	8(b)	104,503	189	—	—	—	189
Attributed value	8(b)	—	111	(111)	—	—	—

Total contributions by owners		104,503	300	(40)	—	—	260

Balance as at February 29, 2012		60,969,769	280,788	8,202	(260,330)	420	29,080

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statement of Changes in Equity . . . continued

(Unaudited)

(in thousands of Canadian dollars)

		For the three-month period ended February 28, 2013
	Note	Share capital		Contributed surplus	Deficit	Unrealized gains (losses) on available- for-sale financial assets*	Total
		Number of shares	Amount
			$	$	$	$	$
Balance as at November 30, 2012		61,010,603	280,872	8,158	(266,786)	426	22,670

Total comprehensive income for the period
Net profit for the period					1,860	—	1,860
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax					—	28	28
Net change in fair value of available-for-sale financial assets transferred to net profit, net of tax					—	(21)	(21)

Total comprehensive income for the period					1,860	7	1,867

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	8(b)	—	—	13	—	—	13

Total contributions by owners		—	—	13	—	—	13

Balance as at February 28, 2013		61,010,603	280,872	8,171	(264,926)	433	24,550

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of Canadian dollars)

		For the three-month periods ended
	Note	February 28, 2013	February 29, 2012
		$	$
Cash flows from

Operating activities
Net profit (loss) for the period		1,860	(7,484)
Adjustments for
Depreciation of property and equipment		42	137
Change in deferred revenue		(456)	(1,062)
Share-based compensation for stock option plan	8(b)	13	71
Income tax expense	9	—	6
Writedown of inventories	6	192	8
Lease inducements and amortization		(19)	(455)
Change in fair value of derivative financial assets	8(a)	(45)	(57)
Change in fair value of liability related to deferred stock unit plan	8(a)	56	54
Change in fair value of derivative financial liabilities		2	(16)
Interest income		(132)	(231)
Interest received		252	453

		1,765	(8,576)

Changes in operating assets and liabilities
Trade and other receivables		322	1,448
Tax credits and grants receivable		(28)	(83)
Inventories		(743)	(3,248)
Prepaid expenses		221	848
Accounts payable and accrued liabilities		(921)	(2,497)
Provisions		(3,500)	4,179

		(4,649)	647

Cash flows used in operating activities		(2,884)	(7,929)

Financing activities
Proceeds from exercise of stock options		—	189

Cash flows from financing activities		—	189

Investing activities
Acquisition of property and equipment		—	(73)
Proceeds from sale of bonds		1,501	5,564
Prepayment of derivative financial assets		(50)	(247)

Cash flows from investing activities		1,451	5,244

Net change in cash for the period		(1,433)	(2,496)

Cash – Beginning of period		1,512	2,559

Cash – End of period		79	63

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

1	Reporting entity

Theratechnologies Inc. is a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor, or GRF, peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

2	Basis of preparation

Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual financial statements for the year ended November 30, 2012 and the notes thereto. These interim consolidated financial statements have not been reviewed by the Company’s auditors.

Summary of accounting policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements as at November 30, 2012.

Other new or amended accounting standards had no impact on the Company’s accounting methods.

Basis of measurement

The Company’s interim financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in note 2 of the annual financial statements as at November 30, 2012.

Functional and presentation currency

These interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3	Recent changes in accounting standards

New or revised standards and interpretations issued but not yet adopted

The following new or revised standards and interpretations have been issued but are not yet effective for the Company:

a)	IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9 (“IFRS 9 (2009)”), and in October 2010, the IASB published amendments to IFRS 9 (“IFRS 9 (2010)”).

IFRS 9 (2009) replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	Financial assets measured at amortized cost; or

•	Financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on December 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

b)	IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011), Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

c)	IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or OCI.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

IFRS 13 explains “how” to measure fair value when it is required or permitted by other IFRSs. The standard does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

d)	Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively. Early adoption is permitted.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and OCI in two statements has remained unchanged.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2012. As the amendments only require changes in the presentation of items in OCI, the Company does not expect the amendments to IAS 1 to have a material impact on the consolidated financial statements.

e)	Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

4	Cost of sales

		For the three-month periods ended
	Note	February 28, 2013	February 29, 2012
		$	$
Cost of goods sold		398	1,203
Other costs		78	84
Writedown of inventories	6	192	8
Production development costs		—	42

		668	1,337

5	Trade and other receivables

	As at February 28, 2013	As at November 30, 2012
	$	$
Trade receivables	750	1,045
Sales tax receivable	93	113
Loans granted to employees under share purchase plan	—	1
Other receivables	3	9

	846	1,168

6	Inventories

	As at February 28, 2013	As at November 30, 2012
	$	$
Raw materials	11,409	11,113
Work in progress	—	336
Finished goods	1,931	1,340

	13,340	12,789

During the three-month period ended February 28, 2013, the Company recorded an inventory provision of $192 on raw materials (2012 – $8), to write down their value to their estimated net realizable value. The net inventory provision of $192 was recorded in cost of sales (2012 – $8).

The writedown in 2013 was due to a loss of raw materials incurred during their conversion to finished goods. The Company is analyzing the cause and the responsibility with regard to this event.

11

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

The writedown in 2012 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under the Company’s current long-term procurement agreements.

7	Accounts payable and accrued liabilities

	Note	As at February 28, 2013	As at November 30, 2012
		$	$
Trade payables		657	1,474
Accrued liabilities and other payables		1,265	1,253
Salaries and benefits due to related parties		115	104
Employee salaries and benefits payable		279	440
Liability related to deferred stock unit plan	8(a)	158	68

		2,474	3,339

8	Share capital

a)	Deferred stock unit plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and chair of the board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSUs and during the four previous trading days. Effective February 7, 2012, Beneficiaries who act as directors must elect to receive DSUs before each calendar quarter, whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company, except with respect to DSUs held by the former president and chief executive officer. Under the terms of the employment agreement of the former president and chief executive officer of the Company, DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSUs are totally vested at the grant date. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized at the grant date. During the three-month period ended February 28, 2013, $34 (2012 – $250) was recorded as an expense and is included in general and administrative expenses. The liability related to the DSUs is adjusted periodically to reflect any change in the market value of the common shares. For the three-month period ended February 28, 2013, a loss of $56 (February 29, 2012 – a loss of $54) was recognized due to the change in the fair value of DSUs. This loss is included in gain (loss) on financial instruments carried at fair value. As at February 28, 2013, the Company had a total of 366,269 DSUs outstanding (November 30, 2012 – 265,522) and a liability related to the DSUs of $158 (November 30, 2012 – $68).

Cash-settled forward stock contracts

To protect against fluctuations in the value of the DSUs, the Company entered into two cash-settled forward stock contracts in 2011. The Company paid $837 as advance payments on the contracts. This amount corresponds to 146,875 common shares of the Company at a weighted average price of $5.70 per share. The contracts initially expired in December 2011. On December 2, 2011, the two cash-settled forward stock contracts were amended to expire in December 2012. They were not designated as hedging instruments for accounting purposes. The Company entered into two other cash-settled forward stock contracts in 2012. The Company paid $290 as advance payment on the stock contracts. This amount corresponds to 118,647 common shares of the Company at a weighted average price of $2.44 per share. In 2013, the Company entered into one other cash-settled forward stock contract. The Company paid $50 as advance payment on the stock contract. This amount corresponds to 100,747 common shares of the Company at a weighted average price of $0.50 per share. Changes in fair value of these contracts are included in gain (loss) on financial instruments carried at fair value in the period in which they occur.

In connection with these forward stock contracts, the Company invested $1,127 in term deposits, as advance payments, with the same counterparty, such term deposits maturing at the same time as the cash-settled forward stock contracts. During the three-month period ended February 28, 2013, a gain of $45 (February 29, 2012 – a gain of $57) related to the change in the fair value of derivative financial assets was recognized. As at February 28, 2013, the fair value of cash-settled forward stock contracts was $174 (November 30, 2012 – $79) and is recorded in derivative financial assets.

b)	Stock option plan

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at February 28, 2013, 1,317,343 options were available to be granted by the Company (February 29, 2012 – 1,292,846).

All options are to be settled by the physical delivery of the shares.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option
		$
Options as at November 30, 2011	2,329,470	4.87
Expired	(255,000)	8.58
Forfeited	(502,835)	5.42
Exercised	(145,337)	1.67

Options as at November 30, 2012	1,426,298	4.34
Granted	830,000	0.38
Forfeited	(233,500)	5.37

Options as at February 28, 2013	2,022,798	2.60

During the three-month period ended February 28, 2013, $13 (2012 – $71) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	As at February 28, 2013	As at November 30, 2012
Risk-free interest rate	1.87%	2.72%
Expected volatility	80.00%	74.00%
Average option life	8 years	7.5 years
Expected dividends	Nil	Nil
Grant-date share price	$0.38	$5.65
Option exercise price	$0.38	$5.65

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

The following table summarizes the weighted average fair value of stock options granted during the three-month periods ended:

February 28, 2013		February 29, 2012
Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
	$		$
830,000	0.29	—	—

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

c)	Earnings (loss) per share

For the three-month period ended February 28, 2013, the calculation of basic earnings (loss) per share was based on the net profit (loss) attributable to common shareholders of the Company of $1,860 (February 29, 2012 – $(7,484)), and a weighted average number of common shares outstanding of 61,010,603 (February 29, 2012 – 60,914,265), calculated as follows:

	For the three-month periods ended
	February 28, 2013	February 29, 2012
	$	$
Issued common shares as at December 1	61,010,603	60,865,266
Effect of share options exercised	—	48,999

Weighted average number of common shares	61,010,603	60,914,265

As at February 28, 2013, 2,022,798 options that may potentially dilute earnings per share in the future were not considered in the computation, since the exercise price of these options was higher than the average market price.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

9	Income taxes

	For the three-month periods ended
	February 28, 2013	February 29, 2012
	$	$
Deferred tax expense
Origination and reversal of temporary differences	502	(2,022)
Change in unrecognized deductible temporary differences	(502)	2,022
Other	—	(6)

	—	(6)

10	Contingent liability

On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer. On March 20, 2012, the Company filed a motion seeking permission to appeal this judgment with the Court of Appeal of Québec, District of Montreal, and the hearing took place on January 24, 2013. No judgment has yet been rendered following the January 24, 2013 hearing.

11	Restructuring costs

Early in 2012, the Company took steps to narrow the focus of its business by concentrating its efforts on EGRIFTATM and on developing TH1173. The related restructuring costs amounted to $6,058 for the three-month period ended February 29, 2012. In October 2012, the Company announced further revisions to its business plan and related restructuring activities aimed at accelerating the process of becoming cash neutral. The second restructuring resulted in 2012 fourth-quarter costs of $4,526.

Effective April 2, 2013, the Company amended its lease agreement with its landlord, which will result in an 85% reduction in annual cash outlays for rent and shortens the remaining term of the lease from eight years to five years. The floor space occupied by the Company is reduced from 36,400 sq. ft. to 5,000 sq. ft. Consequently, management reviewed its estimates of the onerous lease provision, and a reversal in the amount of $3,119 has been recorded in the three-month period ended February 28, 2013.

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

	For the three-month periods ended
	February 28, 2013	February 29, 2012
	$	$
Restructuring costs
Lease
Onerous lease provision	(3,119)	4,055
Writeoff of related deferred lease inducements	—	(481)

	(3,119)	3,574

Depreciation of property and equipment	17	49
Employee termination benefits	40	1,163
Termination of COPD clinical program	—	1,036
Professional fees and other	(31)	236

	26	2,484

	(3,093)	6,058

In the interim consolidated statements of financial position, provisions related to the restructuring are as follows:

	November 30, 2012
	Onerous lease provision	Other costs	Total
	$	$	$
Balance as at November 30, 2011	—	52	52
Provisions made during the year	5,905	3,963	9,868
Provisions used during the year	(455)	(3,870)	(4,325)
Accretion expense	31	—	31

	5,481	145	5,626
Less: Current portion	1,066	145	1,211

Non-current portion as at November 30, 2012	4,415	—	4,415

	February 28, 2013
	Onerous lease provision	Other costs	Total
	$	$	$
Balance as at November 30, 2012	5,481	145	5,626
Provisions used during the period	(276)	(108)	(384)
Reversal of provisions	(3,119)	(7)	(3,126)
Accretion expense	10	—	10

	2,096	30	2,126
Less: Current portion	2,096	30	2,126

Non-current portion as at February 28, 2013	—	—	—

Theratechnologies Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

February 28, 2013 and February 29, 2012

(in thousands of Canadian dollars, except per share amounts)

12	Commitment

Lease

Following the signing of an amendment to the lease agreement in April 2013 (see note 11, Restructuring costs), the minimum payments required under the terms of the non-cancellable lease are as follows:

April 1, 2013
$
Less than one year	60
Between one and five years	414

474

The Company has committed to pay the lessor for the Company’s share of operating expenses of the leased premises.

13	Subsequent event

In April 2013, the Company announced that the distribution and licence agreement with Ferrer Internacional S.A. had been terminated by mutual agreement. Consequently, the Company re-acquired 100% of the commercialization rights for tesamorelin in Europe, Russia, South Korea, Taiwan and certain other Asian countries.